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As filed with the Securities and Exchange Commission on May 3, 2011

United States
Securities and Exchange Commission
 Washington, D.C. 20549

Schedule TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

H&Q Life Sciences Investors
(Name of Subject Company (Issuer))

H&Q Life Sciences Investors
(Name of Filing Persons (Offeror))

Shares of Beneficial Interest, Par Value $0.01 Per Share
(Title of Class of Securities)

404053100
(CUSIP Number of Class of Securities)

Daniel R. Omstead, Ph.D.
President
H&Q Life Sciences Investors
2 Liberty Square, 9th Floor
Boston, Massachusetts 02109
Telephone: 617-772-8500
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Joseph R. Fleming, Esq.
Dechert LLP
200 Clarendon Street
27th Floor
Boston, Massachusetts 02116-5021
Telephone: 617-728-7100

Calculation of Filing Fee

Transaction Valuation: $106,201,366(a)	Amount of Filing Fee: $12,330(b)

(a)
Estimated for purposes of calculating the amount of the filing fee only. Pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, the transaction value was calculated by multiplying 7,796,312 shares of Beneficial Interest of H&Q Life Sciences Investors (35% of the total number of shares outstanding on April 27, 2011) by $13.62 (98% of the Net Asset Value per share of $13.90 as of the close of ordinary trading on the New York Stock Exchange on April 27, 2011).

(b)
Calculated at $116.10 per $1,000,000 of the Transaction Valuation.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXPLANATORY NOTE

        This Issuer Tender Offer Statement on Schedule TO relates to an offer by H&Q Life Sciences Investors, a Massachusetts business trust (the "Fund"), to purchase for cash up to 35% of its issued and outstanding shares of beneficial interest, par value $0.01 per share (the "Shares"), or 7,796,312 Shares in the aggregate, at a price equal to 98% of the per Share net asset value in U.S. Dollars as of the close of regular trading on the New York Stock Exchange ("NYSE") on the business day immediately following the day the offer expires (the "Pricing Date") upon the terms and subject to the conditions set forth in the enclosed Offer Notice and the related Letter of Transmittal (which together constitute the "Offer"). The offer period will expire at 11:59 p.m., Eastern time, on May 31, 2011 ("Expiration Date"), unless extended.

Copies of the Offer Notice, dated May 3, 2011, and the Letter of Transmittal, among other documents, have been filed by the Fund, as Exhibits to this Schedule TO pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The information set forth in the Offer Notice and the related Letter of Transmittal is incorporated herein by reference in answer to Items 1 through 11 of Schedule TO.

Item 12.    Exhibits

(a)(1)(i)	Offer Notice dated May 3, 2011.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(iv)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Press Release dated May 2, 2011.
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

Item 13.    Information Required By Schedule 13E-3. Not Applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

H&Q LIFE SCIENCES INVESTORS
By:	/s/ DANIEL R. OMSTEAD
Name:	Daniel R. Omstead
Title:	President

Dated: May 3, 2011

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  Item 12. Exhibits
  Item 13. Information Required By Schedule 13E-3. Not Applicable.